MBIA CAPITAL/CLAYMORE MANAGED DURATION
                          NEW JERSEY MUNICIPAL TRUST
                                113 KING STREET
                            ARMONK, NEW YORK 10504


                                                  November 12, 2004

VIA EDGAR TRANSMISSION


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     RE:  MBIA Capital/Claymore Managed Duration
          New Jersey Municipal Trust (the "Registrant")
          1933 Act File No.: 333-105541
          Investment Company Act File No.: 811-21362

Dear Sir or Madam:

     Pursuant to Rule 477(a) promulgated pursuant to the Securities Act of 1933, as amended, the Registrant hereby requests that its Registration Statement on Form N-2, filed with the Securities and Exchange Commission (the "Commission") on May 23, 2003 (the "Registration Statement"), be withdrawn and that an order of the Commission granting such withdrawal be granted. The Registrant is requesting withdrawal of the Registration Statement based on a decision by the Registrant to no longer pursue an initial public offering of its securities due to market conditions. The Registration Statement was not declared effective by the Commission and the Registrant has not sold any securities in connection with this Registration Statement.

     If you should need to discuss this withdrawal request, please do not hesitate to contact Sarah Cogan or Patricia Meyer of Simpson Thacher & Bartlett LLP, counsel to the Registrant, at (212) 455-2000.

                                      Sincerely,

                                      MBIA CAPITAL/CLAYMORE MANAGED
                                      DURATION NEW JERSEY MUNICIPAL TRUST


                                      By:/s/ Susan Voltz
                                         ----------------------------------
                                         Susan Voltz
                                         Secretary